October 5, 2010

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002110B (the “Bond”) issued by the ICI Mutual Insurance Company of Burlington, Vermont in the amount of $38,000,000 (EXHIBIT 99-1);

2.
A certified copy of resolutions adopted by a majority of the Boards of Trustees who are not “interested persons” of each of the registrants, at meetings held on July 13, 2010, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

3.
A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of April 30, 2010 (EXHIBIT 99-3); and

4.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2010, by and among the joint insureds under the Bond (EXHIBIT 99-4) .

Pioneer Investment Management , Inc.
60 State Street
Boston, MA  02109-1820
Telephone:  617-742-7825

“ Member of the UniCredit Banking Group, Register of Banking Groups. ”

Securities and Exchange Commission
Page Two
October 5, 2010

The Bond provides total fidelity coverage of $38,000,000 for 32 registrants associated with Pioneer Investment Management USA Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2010 to July 31, 2011.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan

Carol B. Hannigan
Assistant Secretary of the Pioneer Funds

Enclosures

CC:	Terrence J. Cullen
Roger Joseph, Esq.
Christopher J. Kelley
Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Bond Fund	811-02864
2	Pioneer Diversified High Income Trust	811-22014
3	Pioneer Emerging Markets Fund	811-08448
4	Pioneer Equity Income Fund	811-08657
5	Pioneer Equity Opportunity Fund	811-21623
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer Fundamental Growth Fund	811-21108
9	Pioneer High Income Trust	811-21043
10	Pioneer High Yield Fund	811-09685
11
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
   Pioneer Ibbotson Aggressive Allocation Fund
   Pioneer Ibbotson Conservative Allocation Fund
   Pioneer Ibbotson Growth Allocation Fund
   Pioneer Ibbotson Moderate Allocation Fund
811-21569
12	Pioneer Independence Fund	811-08547
13	Pioneer Mid Cap Growth Fund	811-03564
14	Pioneer Mid Cap Value Fund	811-06106
15	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
16	Pioneer Municipal High Income Trust	811-21321
17	Pioneer Municipal High Income Advantage Trust	811-21409
18	Pioneer Real Estate Shares	811-07870
19	Pioneer Research Fund	811-09585
20
Pioneer Series Trust I, a series trust consisting of:
   Pioneer Growth Fund
   Pioneer Intermediate Tax Free Income Fund
   Pioneer Oak Ridge Large Cap Growth Fund
   Pioneer Oak Ridge Small Cap Growth Fund
   Pioneer Select Mid Cap Growth Fund

811-21425
21	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Growth Opportunities Fund Pioneer Tax Free Money Market Fund	811-21460
22	Pioneer Series Trust III, a series trust consisting of: Pioneer Cullen Value Fund	811-21664

23	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Government Income Fund Pioneer Institutional Money Market Fund Pioneer Treasury Reserves Fund	811-21781
24	Pioneer Series Trust V, a series trust consisting of: Pioneer Global Equity Fund Pioneer High Income Municipal Fund Pioneer Disciplined Growth Fund Pioneer Disciplined Value Fund	811-21823
25	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Multi-Asset Real Return Fund	811-21978
26	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Aggregate Bond Fund Pioneer Global Diversified Equity Fund Pioneer Global High Yield Fund	811-10395
27	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
28	Pioneer Short Term Income Fund	811-21558
29	Pioneer Strategic Income Fund	811-09223
30	Pioneer Tax Free Income Fund	811-02704
31	Pioneer Value Fund	811-01835
32	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio